PHOSCAN CHEMICAL CORP.
(formerly MCK Mining Corp.)
360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6
Tel: (416) 361-0737
Fax: (416) 361-0923


06015751

July 28, 2006



Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. 20549

Attention: Filings/Listings

SUPPL

Dear Sirs:

82-03938

Re: Exemption # ~~82-4089~~ - Special Meeting of Shareholders

Please find enclosed a confirmation of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of a Special Meeting of Shareholders of the Corporation, for your files.

Also attached is a copy of the Articles of Amendment evidencing the change of name of "MCK Mining Corp." to "PhosCan Chemical Corp.", as of July 25, 2006. Kindly amend your records accordingly.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

PHOSCAN CHEMICAL CORP.
(formerly MCK Mining Corp.)

Per: Shaun A. Drake

SAD/wl
Encls.


EQUITY
TRANSFER & TRUST COMPANY



Clarisse Karangwa
Officer, Client Services
Telephone: 416.361.0930 ext.235
ckarangwa@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

July 28, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: PHOSCAN CHEMICAL CORP.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Special* Meeting of Shareholders for Phoscan Chemical Corp.

1.	CUSIP	71921E106
2.	Date Fixed for the Meeting	September 27, 2006
3.	Record Date For Notice	August 25, 2006
4.	Record Date For Voting	August 25, 2006
5.	Beneficial Ownership Determination Date-	August 25, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common
7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common
8.	Business to be conducted at the meeting-	Special meeting

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Karangwa

For Ministry Use Only
À l'usage exclusif du ministère



Ontario Ministry of Consumer and Business Services | Ministère des Services aux consommateurs et aux entreprises

Ontario Corporation Number
Numéro de la société en Ontario

1074278

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents status entrent en vigueur le

JULY 2 5 JUILLET, 2006

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société: (Écrire en LETTRES MAJUSCULES SEULEMENT)

MCK MINING CORP.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu): (Écrire en LETTRES MAJUSCULES SEULEMENT)

PHOSCAN CHEMICAL CORP.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1994/MARCH/22
(Year/Month/Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: or minimum and maximum number of directors is/are:
Nombre d'administrateurs : *ou* *nombres minimal et maximum d'administrateurs :*

Number or minimum and maximum
Nombre *ou* *minimal et maximum*

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante:

The name of the Corporation is hereby changed from "MCK Mining Corp." to "Phoscan Chemical Corp."



6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act.*

   La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

   Les actionnaries ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2006/JULY/25
(Year, Month, day)
(année, *mois, jour*)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

MCK MINING CORP.
(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l'on demande un changement du nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par :

(Signature) *(Signature)*	PRESIDENT **(Description of Office)** ***(Fonction)***